Filed by The Chiba Kogyo Bank, Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: The Chiba Bank, Ltd. (File Number: 132-02879)

and The Chiba Kogyo Bank, Ltd. (File Number: 132-02880)

Dated March 25, 2026

To whom it may concern:	March 25, 2026
Company Name	The Chiba Bank, Ltd.
Name of Representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO) (Securities code: 8331; Tokyo Stock Exchange, Prime Market)
Company Name	The Chiba Kogyo Bank, Ltd.
Name of Representative	Hitoshi Umeda, President (CEO) and Managing Executive Officer (Securities code: 8337; Tokyo Stock Exchange, Prime Market)

Execution of Definitive Agreement regarding Establishment of Joint Holding Company (Joint Share Transfer)

Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.

The Chiba Bank, Ltd. (President and Group Chief Executive Officer (CEO): Tsutomu Yonemoto; “Chiba Bank”) and The Chiba Kogyo Bank, Ltd. (President (CEO) and Managing Executive Officer: Hitoshi Umeda; “Chiba Kogyo Bank”) (Chiba Bank and Chiba Kogyo Bank are hereinafter collectively referred to as the “Banks”) have proceeded with discussions toward the management consolidation between the Banks (the “Management Consolidation”) based on the Memorandum of Understanding agreed upon between the Banks on September 29, 2025. At their respective boards of directors meetings held today, the Banks resolved (i) to establish a company named “Chiba Financial Group, Inc.” (the “Joint Holding Company”) as the wholly owning parent company of the Banks through a joint share transfer (the “Share Transfer”) on April 1, 2027 (the “Effective Date”), subject to obtaining approval at the respective shareholders meetings of the Banks and authorizations and other permissions by relevant authorities and (ii) to approve the outline of the Joint Holding Company and the terms and other details of the Share Transfer, and the Banks entered into a certain management consolidation agreement as of today (the “Management Consolidation Agreement”). Accordingly, the Banks hereby announce as follows. The share transfer plan (the “Share Transfer Plan”) pertaining to the Share Transfer is scheduled to be prepared on September 30, 2026 (for details, please refer to Section 2. (1) “Schedule for the Share Transfer” below).

Details

1.	Outline of the Management Consolidation
(1)	Background to the Management Consolidation

As previously announced in the press release entitled, “Memorandum of Understanding regarding Management Consolidation Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd.” dated September 29, 2025, the Banks established a preparatory committee on the management consolidation and proceeded with discussions and deliberations toward establishing the Joint Holding Company through a share transfer on or around April 1, 2027.

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The Banks, as regional financial institutions both headquartered in Chiba Prefecture, consider their value to lie in contributing to solving regional challenges and fostering the sustainable growth of the region. Chiba Bank has defined its purpose as “Create a local community better suited to bringing each person’s hope to life” and Chiba Kogyo Bank has defined its purpose as “Create a thousand happinesses by always being there for our customers and community. Today, and for every tomorrow.”, and the Banks have been working on various regional initiatives, either individually or occasionally in collaboration with each other.

Chiba Prefecture is located in the Tokyo metropolitan area and offers excellent access to the city center and abundant employment opportunities. The urban development around Narita Airport has established it as an international business hub, while the expansion of transportation networks such as the Metropolitan Inter-City Expressway (Ken-O Expressway) has further enhanced the flow of people and goods. Furthermore, Chiba Prefecture boasts premier national rankings in terms of prefectural gross domestic product, commerce, industry, agriculture, and even fisheries. It is also actively leveraging its tourism resources, capitalizing on its rich natural environment and warm climate.

On the other hand, customer values have become increasingly complex and diverse, their behavioral patterns have significantly changed, and social structure is undergoing major changes—including advances in digital technology, growing interest in sustainability, the impact of soaring raw material prices and worsening labor shortages. As a result, the needs of the regional community and the challenges that need to be addressed are becoming increasingly diverse and complex.

Furthermore, the long-standing policy of monetary easing undergoes significant review and competition in the financial sector is expected to intensify with the arrival of a “world with positive interest rates.” Additionally, the pace of technological innovation, including generative AI, is accelerating, and companies from other industries are increasingly entering the financial sector to pursue business opportunities, resulting in a rapidly changing business environment.

In light of these changes in the business environment, the Banks have deepened their shared understanding that further strengthening their management foundations is essential in order to continue providing stable and sophisticated financial services to the regional economy and their customers over the long term.

At a meeting of the preparatory committee on management consolidation, the Banks determined that, in order to further contribute to the sustainable growth of their customers and the region and to help address the increasingly complex regional challenges, the Management Consolidation between the Banks, both of which have their respective regional bases in Chiba Prefecture, will contribute to the further development of Chiba Prefecture’s economy, the realization of the purposes of the Banks, and the enhancement of their corporate value. Accordingly, today, the Banks reached a definitive agreement on the implementation of the management consolidation through the establishment of the Joint Holding Company.

(2)	Objectives of the Management Consolidation

The aim of the Management Consolidation is for the Banks, both of which already possess customer bases in Chiba Prefecture and the Tokyo metropolitan area, to “step up” to a new banking group for the region.

In the Management Consolidation, the Banks will work to respect each other’s operational autonomy and self-reliance to the maximum extent, and to engage in discussions and deliberations aimed at “strengthening regional financial capabilities through two brands built on mutual trust and respect.” In today’s business environment, where customer needs and challenges to be addressed are diversifying and becoming more complex, the Banks will enhance and diversify the solutions offered to customers while pursuing productivity and efficiency through deepening of collaborative relationships that leverage the Banks’ customer relationships and the Banks’ autonomy, mutual utilization of the Banks’ respective strengths in products, services, and expertise, and by leveraging each other’s management resources as their customer bases expand. Through these measures, the Banks will provide customers and the community with a better customer experience and greater added value.

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In addition, amid intensifying competition in the financial sector to enhance service convenience driven by technological innovation in financial services and cross-industry expansion, the Banks believe it is essential to secure diverse personnel that enable to handle issues in value creation fields and specialized fields. Through sharing management resources of the Banks, and fostering talent by sharing knowledge, experience, and expertise in accordance with mutual trust and respect, the Banks will create new growth opportunities for employees and build a system where each employee can maximize their abilities and shine in their own way in addition to secure professional personnel.

Furthermore, as strengthening resilience—including measures against financial crimes and cybersecurity—becomes increasingly vital to ensure that customers can use our services safely and securely, the Banks strongly recognize that their responsibility to provide financial infrastructure is now more significant than ever before and they consider it their social mission to contribute to the maintenance and development of a stable and sound regional financial system. By leveraging the complementary strengths and networks of the Banks within Chiba Prefecture and ensuring the stability of the regional economy through the continued operation and further strengthening of a sound regional financial system, the Banks will contribute to the sustainable development of the regional community.

(3)	Synergies anticipated from the Management Consolidation

Chiba Bank has developed advanced alliance strategies across various domains, including businesses, system administration, and the utilization of digital tools, through initiatives such as the TSUBASA Alliance launched in 2015, the Chiba-Musashino Alliance launched in 2016, the Chiba-Yokohama Partnership launched in 2019, and the business collaboration with Sony Bank Inc. that commenced in 2022.

Chiba Kogyo Bank has accumulated various expertise related to collaboration with other banks through initiatives such as the FinX Partnership launched in May 2018, aiming to advance digitalization through collaboration and cooperation, and focusing management resources on strategic areas through the development of an accounting system platform at the Regional Bank Integrated Service Center, which Chiba Kogyo Bank and 12 other regional banks have joined.

By utilizing such experience and expertise related to alliances and collaboration with other banks, the Banks will proceed with specific measures in the future with a focus on the following synergies in order to achieve the objectives of the Management Consolidation as soon as possible, contribute to the sustainable growth of the regional economy, and maximize their corporate value.

(i) Provide the customers and the community with a better customer experience

By strengthening their sales capabilities and expanding their sales channels through mutually leveraging each other’s customer relationships, expertise, information, and other strengths that the Banks have cultivated at their bases in Chiba Prefecture, as well as by enhancing and diversifying their products and services through strengthening their ability to respond to customer needs and issues, the Banks strive to provide their customers and the region with a better customer experience and added value, thereby aiming to further expand the Banks’ top-line revenue.

(ii) Streamlining through sharing management resources and overall optimization

In addition to optimizing overlapping headquarter functions and consolidating back-office operations, the Banks are proceeding with discussions and deliberations towards the integration of their core systems in order to build a more efficient system architecture. The Banks aim to achieve cost reductions through these initiatives and other measures, and further growth through investing the Banks’ management resources in growth areas and entering new business domains by leveraging their knowledge, experience, and expertise.

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2.	Overview of the Share Transfer
(1)	Schedule for the Share Transfer
Monday, September 29, 2025	Execution of the Memorandum of Understanding (the Banks)
Wednesday, March 25, 2026 (Date of this announcement)	Adoption of resolutions at the board of directors’ meetings for the execution of the Management Consolidation Agreement, and the execution of the Management Consolidation Agreement (the Banks)
Mid-September 2026 (Expected)

Announcement of the record date for the extraordinary general meeting of shareholders (Chiba Bank)

Announcement of the record date for the extraordinary general meeting of shareholders and the general meeting of class shareholders by common shareholders (Chiba Kogyo Bank)

Wednesday, September 30, 2026 (Expected)	Adoption of resolutions at the board of directors’ meeting for the Share Transfer Plan, and the preparation of the Share Transfer Plan (the Banks) (Note 1)
Wednesday, September 30, 2026 (Expected)

Record date for the extraordinary general meeting of shareholders (Chiba Bank)

Record date for the extraordinary general meeting of shareholders and the general meeting of class shareholders by common shareholders (Chiba Kogyo Bank)

Wednesday, December 23, 2026 (Expected)

Holding of the extraordinary general meeting of shareholders for approval of the Share Transfer Plan (Chiba Bank)

Holding of the extraordinary general meeting of shareholders and the general meeting of class shareholders by common shareholders for approval of the Share Transfer Plan (Chiba Kogyo Bank)

Tuesday, March 30, 2027 (Expected)	Delisting from the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) (the Banks)
Thursday, April 1, 2027 (Expected)	Registration of incorporation of the Joint Holding Company (the Effective Date) and listing of shares of the Joint Holding Company

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(Note 1) The Share Transfer Plan is scheduled to be prepared on September 30, 2026. The names of the directors at incorporation of the Joint Holding Company other than the representative directors at incorporation of the Joint Holding Company are expected to be determined when the Share Transfer Plan is prepared. However, the terms and conditions related to the Share Transfer are not expected to differ from those described in this press release. The representative directors of the Joint Holding Company at incorporation thereof are described in Section 5. (4) “Representatives and officers expected to assume office” below.

(Note 2) The above schedule may be changed upon consultation between the Banks where necessary in the course of moving towards the Share Transfer or for other reasons.

(2)	Method of the Share Transfer

The Share Transfer will take the form of a joint share transfer, under which the Banks will become wholly owned subsidiaries of the Joint Holding Company to be incorporated following the Share Transfer and the Joint Holding Company will become the wholly owning parent company of the Banks.

(3)	Details of allotment in the Share Transfer (share transfer ratio)

(i) Common stock

Company Name	Chiba Bank	Chiba Kogyo Bank
Share transfer ratio	1	1

(Note 1) Details of allotment of shares pertaining to the Share Transfer

One share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of Chiba Bank, and 1 share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of Chiba Kogyo Bank. If the number of shares of common stock of the Joint Holding Company which will be delivered to a shareholder of the Banks through the Share Transfer includes a fraction of less than one share, the Joint Holding Company will, pursuant to Article 234 of the Companies Act of Japan and other applicable laws and regulations, pay the relevant shareholder a cash amount corresponding to such fractional share. The above share transfer ratio may be changed upon discussions between the Banks in the event that significant changes occur in the terms and conditions on which the calculation is based.

(Note 2) Number of shares unit of the Joint Holding Company and handling of shares constituting less than one unit

The number of shares unit of the Joint Holding Company shall be 100 shares.

The Banks’ shareholders who receive an allocation of shares of common stock constituting less than one unit (100 shares) of the Joint Holding Company (“Shares Constituting Less than One Unit”) through the Share Transfer may not sell their Shares Constituting Less than One Unit on the Tokyo Stock Exchange or any other securities exchange. Shareholders who hold the Shares Constituting Less than One Unit may request the Joint Holding Company to purchase their Shares Constituting Less than One Unit pursuant to the provisions of Article 192, paragraph (1) of the Companies Act. In addition, it is expected that such shareholders may request the Joint Holding Company to sell the number of shares needed, together with the number of Shares Constituting Less than One Unit held by them, to constitute one unit pursuant to the provisions of Article 194, paragraph (1) of the Companies Act and the provisions to be stipulated in the Articles of Incorporation of the Joint Holding Company.

(Note 3) Number of new shares to be delivered by the Joint Holding Company through the Share Transfer (Expected)

Common stock: 867,743,132 shares

The number of shares specified above is calculated based on the total number of issued common shares of Chiba Bank (805,521,087 shares as of December 31, 2025) and the total number of issued common shares of Chiba Kogyo Bank (62,222,045 shares as of December 31, 2025). However, prior to the Effective Date of the Share Transfer, the Banks may cancel the treasury shares which are currently held or may thereafter be newly acquired by them, within the range of such treasury shares that can be canceled in practice, and the number of new shares to be issued by the Joint Holding Company is subject to change. The number of new shares specified above does not include the number of shares of common stock of the Joint Holding Company to be issued to the shareholders of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock and 2nd Series of Class 7 Preferred Stock.

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(ii) 2nd Series of Class 6 Preferred Stock

In the share transfer of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock, the variable share transfer ratio method has been adopted. Under the variable share transfer ratio method, the value of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock will be determined on the date when the Board of Directors of the Banks resolved to conclude the Management Consolidation Agreement (the “Share Transfer Decision Time”), and the number of shares of common stock of the Joint Holding Company to be allotted as consideration for each share of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock will be determined based on the average stock price of Chiba Bank’s common stock for a certain period of time immediately preceding the Effective Date

In the share transfer of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock, the Joint Holding Company shall allocate to shareholders of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock as of the time immediately preceding the acquisition of all issued shares of the Banks (the “Record Time”), in lieu of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock, the number of shares of its common stock obtained by multiplying the number of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock owned by those shareholders, by the share transfer ratio calculated by the following formula:

Share transfer ratio = 20,000 yen / Average stock price of Chiba Bank’s common stock

(Note 1) Method of calculating the share transfer ratio

The share transfer ratio is calculated to the third decimal place and rounded to the second decimal place. The average stock price of Chiba Bank’s common stock will be the simple average (calculated to the first decimal place and rounded to the nearest whole number) of the closing price per share of Chiba Bank common stock of each trading day between March 5, 2027 and March 18, 2027 (however, excluding days on which no trading has taken place), on the Prime Market of the Tokyo Stock Exchange, with the period required for taking administrative measures being set.

(Note 2) Number of new shares to be delivered by the Joint Holding Company through the Share Transfer (Expected)

The Joint Holding Company will deliver the number of shares of its common stock obtained by multiplying the total number of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock owned by shareholders of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock, by the above-stated share transfer ratio. In the event that the number of shares of common stock of the Joint Holding Company to be delivered to shareholders of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock is less than one share as a result of the Share Transfer, the relevant shareholders will be paid an amount corresponding to the fractional portion of less than one share in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(Note 3) Handling of shares that are less than one unit

Shareholders of the Banks who will be allotted shares that are less than one unit as a result of the Share Transfer may not sell these shares on the Tokyo Stock Exchange or other financial instruments exchanges; however, those shareholders who will hold such shares may request the Joint Holding Company to purchase them pursuant to Article 192, Paragraph 1 of the Companies Act. In addition, pursuant to Article 194, Paragraph 1 of the Companies Act and the provisions to be set forth in the Articles of Incorporation of the Joint Holding Company, it will also be possible for them to request the Joint Holding Company to sell the number of shares that amount to one unit together with the number of their shares that are less than one unit.

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In the case of ordinary share transfers, the share transfer ratio and the number of shares of the relevant wholly owning parent company established by the share transfer to be delivered to shareholders of the relevant wholly owned subsidiary in the share transfer as consideration, are determined at the time of concluding and publicly announcing the share transfer plan (the “Announcement Time”). Therefore, at the Announcement Time, the value of the shares of the wholly owning parent company established by the share transfer that the shareholders of the wholly owned subsidiary in the share transfer will eventually own on the effective date of the share transfer will not be determined, and will fluctuate depending on the stock price trend of the shares of the wholly owned subsidiary in the share transfer between the Announcement Time and the effective date of the share transfer. Conversely, under the variable share transfer ratio method, the fair value of the shares of the wholly owned subsidiary in the share transfer will be determined at the Announcement Time, and the number of shares of the wholly owning parent company established in the share transfer to be delivered as consideration for each share of the wholly owned subsidiary will be determined by dividing the said fair value by the average stock price of the wholly owned subsidiary during a certain period immediately before the effective date of the share transfer. As a result, shareholders of the wholly owned subsidiary in the share transfer will be able to receive common stock of the wholly owning parent company established in the share transfer equivalent to the fair value of shares of that subsidiary, based on the market price immediately preceding the effective date of the share transfer. Therefore, compared to an ordinary share transfer, in which the number of shares of the wholly owning parent company to be received by shareholders of the wholly owned subsidiary based on the market price immediately preceding the date of execution of the share transfer plan, the period during which the value of the shares of the wholly owning parent company to be owned by shareholders of the wholly owned subsidiary on the effective date of the share transfer will fluctuate due to stock price trends up to the effective date of the share transfer will be shortened, and it is expected to approximate the value of the shares of the wholly owned subsidiary in the share transfer. After verifying these characteristics, the Banks carefully discussed which method is the most appropriate method to adopt, taking into consideration the fact that Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock is unlisted stock, to which a provision it attached that allows Chiba Kogyo Bank to acquire an amount equivalent to the amount paid (20,000 yen) for each share of the 2nd Series of Class 6 Preferred Stock after a certain period of time. As a result, the Banks determined it appropriate to have the value of common stock of the Joint Holding Company which shareholders of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock will finally come to own as of the Effective Date to be approximate to the above-stated value of Chiba Kogyo Bank’s 2nd Series of Class 6 Preferred Stock (20,000 yen per share) and finally decided to adopt the variable share transfer ratio method.

(iii) 2nd Series of Class 7 Preferred Stock

In the share transfer of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock, the variable share transfer ratio method has been adopted. Under the variable share transfer ratio method, the value of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock will be determined at the Share Transfer Decision Time, and the number of shares of common stock of the Joint Holding Company to be allotted as consideration for each share of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock will be determined based on the average stock price of Chiba Bank’s common stock for a certain period of time immediately preceding the Effective Date

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In the share transfer of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock, the Joint Holding Company shall allocate to shareholders of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock as of the Record Time, in lieu of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock, the number of shares of its common stock obtained by multiplying the number of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock owned by those shareholders, by the share transfer ratio calculated by the following formula:

Share transfer ratio = 500,000 yen / Average stock price of Chiba Bank’s common stock

(Note 1) Method of calculating the share transfer ratio

The share transfer ratio is calculated to the third decimal place and rounded to the second decimal place. The average stock price of Chiba Bank’s common stock will be the simple average (calculated to the first decimal place and rounded to the nearest whole number) of the closing price per share of Chiba Bank common stock of each trading day between March 5, 2027 and March 18, 2027 (however, excluding days on which no trading has taken place), on the Prime Market of the Tokyo Stock Exchange, with the period required for taking administrative measures being set.

(Note 2) Number of new shares to be delivered by the Joint Holding Company through the Share Transfer (Expected)

The Joint Holding Company will deliver the number of shares of its common stock obtained by multiplying the total number of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock owned by shareholders of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock, by the above-stated share transfer ratio. In the event that the number of shares of common stock of the Joint Holding Company to be delivered to shareholders of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock is less than one share as a result of the Share Transfer, the relevant shareholders will be paid an amount corresponding to the fractional portion of less than one share in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(Note 3) Handling of shares that are less than one unit

Shareholders of the Banks who will be allotted shares that are less than one unit as a result of the Share Transfer may not sell these shares on the Tokyo Stock Exchange or other financial instruments exchanges; however, those shareholders who will hold such shares may request the Joint Holding Company to purchase them pursuant to Article 192, Paragraph 1 of the Companies Act. In addition, pursuant to Article 194, Paragraph 1 of the Companies Act and the provisions to be set forth in the Articles of Incorporation of the Joint Holding Company, it will also be possible for them to request the Joint Holding Company to sell the number of shares that amount to one unit together with the number of their shares that are less than one unit.

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In the case of ordinary share transfers, the share transfer ratio and the number of shares of the relevant wholly owning parent company established by the share transfer to be delivered to shareholders of the relevant wholly owned subsidiary in the share transfer as consideration, are determined at the Announcement Time. Therefore, at the Announcement Time, the value of the shares of the wholly owning parent company established by the share transfer that the shareholders of the wholly owned subsidiary in the share transfer will eventually own on the effective date of the share transfer will not be determined, and will fluctuate depending on the stock price trend of the shares of the wholly owned subsidiary in the share transfer between the Announcement Time and the effective date of the share transfer. Conversely, under the variable share transfer ratio method, the fair value of the shares of the wholly owned subsidiary in the share transfer will be determined at the Announcement Time, and the number of shares of the wholly owning parent company established in the share transfer to be delivered as consideration for each share of the wholly owned subsidiary will be determined by dividing the said fair value by the average stock price of the wholly owned subsidiary during a certain period immediately before the effective date of the share transfer. As a result, shareholders of the wholly owned subsidiary in the share transfer will be able to receive common stock of the wholly owning parent company established in the share transfer equivalent to the fair value of shares of that subsidiary, based on the market price immediately preceding the effective date of the share transfer. Therefore, compared to an ordinary share transfer, in which the number of shares of the wholly owning parent company to be received by shareholders of the wholly owned subsidiary based on the market price immediately preceding the date of execution of the share transfer plan, the period during which the value of the shares of the wholly owning parent company to be owned by shareholders of the wholly owned subsidiary on the effective date of the share transfer will fluctuate due to stock price trends up to the effective date of the share transfer will be shortened, and it is expected to approximate the value of the shares of the wholly owned subsidiary in the share transfer. After verifying these characteristics, the Banks carefully discussed which method is the most appropriate method to adopt, taking into consideration the fact that Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock is unlisted stock, to which a provision it attached that allows Chiba Kogyo Bank to acquire an amount equivalent to the amount paid (500,000 yen) for each share of the 2nd Series of Class 7 Preferred Stock after a certain period of time. As a result, the Banks determined it appropriate to have the value of common stock of the Joint Holding Company which shareholders of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock will finally come to own as of the Effective Date to be approximate to the above-stated value of Chiba Kogyo Bank’s 2nd Series of Class 7 Preferred Stock (500,000 yen per share) and finally decided to adopt the variable share transfer ratio method.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights of the wholly owned subsidiaries in connection with the Share Transfer

In connection with the Share Transfer, the Joint Holding Company will allocate and deliver to the holders of stock acquisition rights issued by Chiba Kogyo Bank outstanding as of the record time, stock acquisition rights of the Joint Holding Company in substitute for the stock acquisition rights they hold, based on the terms of stock acquisition rights and the share transfer ratio. Chiba Bank has not issued stock acquisition rights and neither of the Banks has issued bonds with stock acquisition rights.

(5)	Dividends and other related matters of the Banks based on the record date prior to the establishment of the Joint Holding Company

During the fiscal year ending March 2027, Chiba Bank may distribute dividends of surplus, announce its dividend forecast based on its policy of maintaining a dividend payout ratio of 40% or higher for such fiscal year, and that it may flexibly repurchase treasury stock within the range of required capital level.

During the fiscal year ending March 2027, Chiba Kogyo Bank may distribute dividends of surplus and announce its dividend forecast, up to 20 yen per share of its common stock, and that, with respect to its preferred stock, it may distribute dividends of surplus and announce its dividend forecast, based on the terms of such preferred stock.

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3.	Grounds for details of allotment pertaining to the Share Transfer
(1)	Basis and reasons for the details of allotment

As described under Section 1. “Outline of the Management Consolidation” above, based on the Memorandum of Understanding concerning deliberations of the Management Consolidation entered into on September 29, 2025 between the Banks, the Banks established the preparatory committee on the management consolidation and have been discussing and deliberating consummation of the management consolidation through the incorporation of the Joint Holding Company under a share transfer on or around April 1, 2027.

As described in “3. (4) Measures to ensure fairness” below, Chiba Bank appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as an independent third-party appraiser and Nagashima Ohno & Tsunematsu as a legal advisor in order to ensure the fairness of the consideration for the Share Transfer and of other aspects of the Share Transfer, and commenced deliberations with respect to the Share Transfer. After careful discussions and deliberations with reference to the analysis prepared by Mitsubishi UFJ Morgan Stanley Securities and the advice provided by Nagashima Ohno & Tsunematsu, Chiba Bank concluded that it is appropriate to implement the Share Transfer based on the share transfer ratio indicated in Section 2. (3) “Details of allotment in the Share Transfer (share transfer ratio)” above.

On the other hand, as described in “3. (4) Measures to ensure fairness” below, Chiba Kogyo Bank appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as an independent third-party appraiser and Nishimura & Asahi as a legal advisor in order to ensure the fairness of the consideration for the Share Transfer and of other aspects of the Share Transfer, and commenced deliberations with respect to the Share Transfer. After careful discussions and deliberations with reference to the analysis prepared by Mizuho Securities and the advice provided by Nishimura & Asahi, Chiba Kogyo Bank concluded that it is appropriate to implement the Share Transfer with the share transfer ratio indicated in Section 2. (3) “Details of allotment in the Share Transfer (share transfer ratio)” above.

As described above, the Banks carefully negotiated and discussed the share transfer ratio, comprehensively taking into account factors such as the market share price, financial position, and future prospects of the Banks, based on the results of the due diligence conducted by each of the Banks on the other, with each of the Banks making reference to the calculation and analysis by its third-party appraiser, and the legal advice of its legal advisor. As a result of such negotiations and discussions, the Banks concluded that the share transfer ratio is appropriate, and at their respective boards of directors' meetings held today, the Banks resolved to determine and agreed on the share transfer ratio for the Share Transfer.

(2)	Matters concerning calculation

(i) Common stock

(A) Names of the appraisers and relationship with the Banks

Mitsubishi UFJ Morgan Stanley Securities, a financial advisor (third-party appraiser) of Chiba Bank, is not a related party of either the Banks and it does not have any material interest requiring disclosure in regard to the Share Transfer. The remuneration to be paid to Mitsubishi UFJ Morgan Stanley Securities in connection with the Share Transfer includes a contingency fee that is to be paid subject to conditions that include the successful completion of the Share Transfer. However, Chiba Bank has determined that the inclusion of this contingency fee does not prevent independence, taking into account the general practice in similar cases. Thus, Chiba Bank appointed Mitsubishi UFJ Morgan Stanley Securities as a third-party appraiser based on the aforementioned remuneration system.

Mizuho Securities, a financial advisor (third party appraiser) of Chiba Kogyo Bank, is not a related party of Chiba Bank. Mizuho Securities, Mizuho Bank, Ltd. (“Mizuho Bank”), and Mizuho Trust & Banking Co., Ltd. (“Mizuho Trust Bank”), which are group companies of Mizuho Securities, have the status of shareholders of Chiba Kogyo Bank; however, they do not have any material interest that will constitute a conflict of interest in the Share Transfer. According to Mizuho Securities, pursuant to Article 36 of the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended) and

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Article 70-4 of the Cabinet Office Order on Financial Instruments Business (Cabinet Office Order No. 52 of 2007; as amended), Mizuho Securities has an appropriate conflict of interest management system in place, which includes information barrier measures between Mizuho Securities’ financial advisory services department and another department of Mizuho Securities that holds shares in Chiba Kogyo Bank, as well as between Mizuho Securities on one side and Mizuho Bank and Mizuho Trust Bank on the other side. Through these measures, Mizuho Securities calculated the share transfer ratio from a standpoint independent of Mizuho Securities, Mizuho Bank, and Mizuho Trust Bank in their respective capacities as shareholders of Chiba Kogyo Bank. Chiba Kogyo Bank appointed Mizuho Securities as a third-party appraiser independent of the Banks, as appropriate measures to prevent harmful effects have been implemented within Mizuho Securities and between Mizuho Securities on one side, and Mizuho Bank and Mizuho Trust Bank on the other side.

The remuneration to be paid to Mizuho Securities in connection with the Share Transfer includes a contingency fee that is to be paid subject to conditions that include the successful completion of the Share Transfer. However, Chiba Kogyo Bank has determined that the inclusion of this contingency fee does not prevent independence, taking into account the general practice in similar cases. Thus, Chiba Kogyo Bank appointed Mizuho Securities as a third-party appraiser based on the aforementioned remuneration system.

(B) Outline of the calculation

In order to ensure fairness in calculating the share transfer ratio used for the Share Transfer, Chiba Bank appointed Mitsubishi UFJ Morgan Stanley Securities and Chiba Kogyo Bank appointed Mizuho Securities as their respective third-party appraisers for calculating and analyzing the share transfer ratio.

Mitsubishi UFJ Morgan Stanley Securities conducted the market share price analysis, because the shares of the Banks are listed on a financial instruments exchange and market prices are available for their shares, as well as the comparable peer company multiple analysis, because there exist multiple listed peer companies that are comparable to each of the Banks and Mitsubishi UFJ Morgan Stanley Securities was able to estimate share value of each of the Banks using the comparable peer company multiple analysis. Furthermore, in order to reflect the status of future business activities in the valuation, Mitsubishi UFJ Morgan Stanley Securities conducted the dividend discount model analysis (the “DDM Analysis”)

In the market share price analysis, Mitsubishi UFJ Morgan Stanley Securities used March 24, 2026 as the reference date, and used the closing price on the reference date on the Tokyo Stock Exchange and the simple average of the closing prices on each trading day for the past 1 month, 3 months and 6 months prior to the reference date.

The calculation of share value in the DDM Analysis is based on various factors, including the profits in the financial projections and investment plans presented by the management of the Banks, which the Banks agreed to use for the calculation purpose; the results of due diligence conducted on the Banks; and other publicly available information and material.

The financial projections of Chiba Kogyo Bank used by Mitsubishi UFJ Morgan Stanley Securities as a basis for the DDM Analysis include a fiscal year in which significant increases or decreases in profit are expected. Specifically, an increase in interest income from loans is expected for the fiscal year ending March 2028, which is expected to result in a significant increase in profit attributable to owners of parent. The financial projections of Chiba Bank do not include any fiscal years in which significant increases or decreases in profit are expected.

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The results of the calculations under each analysis above are indicated below. The results of the calculations of the share transfer ratio below represent the number of common shares of the Joint Holding Company to be allotted for one common share of Chiba Kogyo Bank, assuming that one common share of the Joint Holding Company is allotted for one common share of Chiba Bank.

	Approach	Calculation results of share transfer ratio
1	Market share price analysis	0.98 - 1.02
2	Comparable peer company multiple analysis	0.73 - 1.18
3	DDM Analysis	0.74 - 1.29
(Note)	The analysis by Mitsubishi UFJ Morgan Stanley Securities and the analysis of the underlying share transfer ratio were provided to Chiba Bank for its reference. Such analysis does not constitute a financial opinion or recommendation of Mitsubishi UFJ Morgan Stanley Securities or its affiliates, nor does it constitute an approval of the Share Transfer, or an opinion or recommendation to the shareholders of Chiba Bank or Chiba Kogyo Bank or any other person regarding the transfer and acquisition of shares or the exercise of shareholder rights, including the exercise of voting rights, or consent to the Share Transfer or any other related matters. Mitsubishi UFJ Morgan Stanley Securities relied on information that was already publicly disclosed or provided or otherwise made available to it by Chiba Bank or Chiba Kogyo Bank for the analysis and calculation of the share transfer ratio on the assumption that such information is accurate and complete, and Mitsubishi UFJ Morgan Stanley Securities has not independently verified the accuracy or completeness thereof. Also, Mitsubishi UFJ Morgan Stanley Securities assumed that the financial projections were reasonably prepared by the management of the Banks to reflect the best estimates and judgements available at the time they were provided with respect to the future financial condition of the Banks. Mitsubishi UFJ Morgan Stanley Securities is not a legal, accounting or tax adviser. Mitsubishi UFJ Morgan Stanley Securities acted as financial adviser to Chiba Bank in connection with the Share Transfer and relied on the determinations of Chiba Bank and Chiba Bank's legal, accounting and tax advisers for issues relating to legal, accounting, and tax matters without independently verifying them. Mitsubishi UFJ Morgan Stanley Securities has not made or obtained any independent assessment or appraisal of the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of Chiba Bank, Chiba Kogyo Bank or their affiliates, nor has it requested any third-party institution to value or appraise them. Mitsubishi UFJ Morgan Stanley Securities’ analysis is based on economic, financial, market, and other conditions as of the reference date of the share transfer ratio calculation report and on information made available to Mitsubishi UFJ Morgan Stanley Securities as of such reference date. Although there is a possibility that an event occurring on or after the reference date may affect the basis on which the Mitsubishi UFJ Morgan Stanley Securities’ analysis and the share transfer ratio calculation report have been prepared, Mitsubishi UFJ Morgan Stanley Securities is not obligated to update, revise or reconfirm the share transfer ratio calculation report or its analysis. In addition, the preparation of the share transfer ratio calculation report and the underlying analysis therefor was a complex process and is not necessarily suitable for partial analysis or summary description. The valuation ranges based on the specific analysis described herein may not be considered as Mitsubishi UFJ Morgan Stanley Securities’ assessment of the actual value of Chiba Bank or Chiba Kogyo Bank.

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In calculating the share transfer ratio, Mizuho Securities conducted the average market price method, because the shares of the Banks are listed on the Prime Market of the Tokyo Stock Exchange and market prices are available for their shares, as well as the comparable company analysis, because there exist multiple listed companies that are comparable to each of the Banks and Mizuho Securities was able to estimate share value of each of the Banks using the comparable multiple valuation method. Furthermore, in order to reflect the status of future business activities in the valuation, Mizuho Securities conducted the dividend discount model method (the “DDM Method”), which is a method used to analyze the share value by discounting to its present value the cash flows attributable to the shareholders after taking into account retained earnings and other factors necessary to maintain a certain capital structure, using cost of capital, and is a method used generally for the analysis of financial institutions. The results of the calculations under each method above are indicated below. The calculated ranges for the share transfer ratio below represent the number of common shares of the Joint Holding Company to be allotted for one common share of Chiba Kogyo Bank, assuming that one common share of the Joint Holding Company is allotted for one common share of Chiba Bank.

	Approach	Calculated range of share transfer ratio
1	Average market price method	0.98 - 1.02
2	Comparable company analysis	0.81 - 1.25
3	DDM Method	0.74 - 1.57

Under the average market price method, Mizuho Securities used March 24, 2026 as the reference date and calculated the share transfer ratio based on (i) the closing price of the shares on the Tokyo Stock Exchange on that date, and (ii) the simple average of the closing prices over the 1 month, 3 months and 6 months periods preceding the reference date.

The future profit plans of Chiba Kogyo Bank used by Mizuho Securities as a basis for the DDM Method include a fiscal year in which significant increases or decreases in profit are expected. Specifically, an increase in interest income from loans is expected for the fiscal year ending March 2028, which is expected to result in a significant increase in profit attributable to owners of parent. Furthermore, the future profit plans of Chiba Bank do not include any fiscal years in which significant increases or decreases in profit are expected.

In calculating the share transfer ratio, Mizuho Securities in principle used as-is material and information provided by the Banks as well as publicly available information and other data. Mizuho Securities assumed and relied on the accuracy and completeness of all material, information and other data that Mizuho Securities reviewed or analyzed, and did not independently verify or assume any obligation to independently verify the accuracy or completeness of such material and information. Mizuho Securities did not undertake an independent evaluation, appraisal or assessment of any of the assets or liabilities (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities, and other contingent liabilities), on an aggregate or individual basis, of the Banks or any of their respective affiliates, nor did Mizuho Securities make any request to a third party for any such valuation, appraisal or assessment. Mizuho Securities assumed that the business plans, financial projections, and other forward-looking information provided by each of the Banks were reasonably prepared based on the best possible forecasts and judgments currently available to the respective management of the Banks.

(ii) 2nd Series of Class 6 Preferred Stock

Chiba Kogyo Bank determined the share transfer ratio of the 2nd Series of Class 6 Preferred Stock based on the following details of the 2nd Series of Class 6 Preferred Stock, and through careful negotiation and consultations with the Chiba Bank, with the advice of Mizuho Securities, and it has not obtained a valuation report from any third-party appraiser.

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It is stipulated that, after October 1, 2027, if a date separately determined by the Board of Directors of Chiba Kogyo Bank comes, Chiba Kogyo Bank may acquire all or part of the 2nd Series of Class 6 Preferred Stock in accordance with the transaction term under which money will be paid in consideration. It is stipulated that, in such case, Chiba Kogyo Bank shall deliver, in exchange for the acquisition of the 2nd Series of Class 6 Preferred Stock, for each share of the 2nd Series of Class 6 Preferred Dividends: the total of (i) a monetary equivalent to the amount paid for the 2nd Series of Class 6 Preferred Stock (20,000 yen) (However, in the event of a share split, the allotment of share without contribution, share consolidation, or similar reasons concerning the 2nd Series of Class 6 Preferred Stock, appropriate adjustments shall be made) plus (ii) the amount equivalent to the accrued 2nd Series of Class 6 Preferred Dividends. In addition, the year-end dividend of the 2nd Series of Class 6 Preferred Stock (300 yen per share), with the Record Date set on March 31, 2027, shall be separately paid as the year-end dividend in late June 2027, which is after the Effective Date of the Share Transfer, to the ultimate shareholders of the 2nd Series of Class 6 Preferred Stock stated or recorded in the shareholder register as of that Record Date, or to the trust trustees or registered pledgees of the 2nd Series of Class 6 Preferred Stock.

(iii) 2nd Series of Class 7 Preferred Stock

Chiba Kogyo Bank determined the share transfer ratio of the 2nd Series of Class 7 Preferred Stock based on the following details of the 2nd Series of Class 7 Preferred Stock, and through careful negotiation and consultations with the Chiba Bank, with the advice of Mizuho Securities, and it has not obtained a valuation report from any third-party appraiser.

It is stipulated that, after October 1, 2027, if a date separately determined by the Board of Directors of Chiba Kogyo Bank comes, Chiba Kogyo Bank may acquire all or part of the 2nd Series of Class 7 Preferred Stock in accordance with the transaction term under which money will be paid in consideration. It is stipulated that, in such case, Chiba Kogyo Bank shall deliver, in exchange for the acquisition of the 2nd Series of Class 7 Preferred Stock, for each share of the 2nd Series of Class 7 Preferred Dividends: the total of (i) a monetary equivalent to the amount paid for the 2nd Series of Class 7 Preferred Stock (500,000 yen) (However, in the event of a share split, the allotment of share without contribution, share consolidation, or similar reasons concerning the 2nd Series of Class 7 Preferred Stock, appropriate adjustments shall be made) plus (ii) the amount equivalent to the accrued 2nd Series of Class 7 Preferred Dividends. In addition, the year-end dividend of the 2nd Series of Class 7 Preferred Stock (9,000 yen per share), with the Record Date set on March 31, 2027, shall be separately paid as the year-end dividend in late June 2027, which is after the Effective Date of the Share Transfer, to the ultimate shareholders of the 2nd Series of Class 7 Preferred Stock stated or recorded in the shareholder register as of that Record Date, or to the trust trustees or registered pledgees of the 2nd Series of Class 7 Preferred Stock.

(3)	Handling of listing application for the Joint Holding Company

The Banks plan to apply for a new listing (technical listing) of the shares of the newly-established Joint Holding Company on the Prime Market of the Tokyo Stock Exchange. The listing date is scheduled to be April 1, 2027, which is the date of registration of the establishment of the Joint Holding Company.

The Banks will become wholly owned subsidiaries of the Joint Holding Company through the Share Transfer, and will accordingly be delisted from the Tokyo Stock Exchange on March 30, 2027, before the listing of the Joint Holding Company. The date of listing of the Joint Holding Company and the date of delisting of the Banks will be determined in accordance with the rules of the Tokyo Stock Exchange.

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(4)	Measures to ensure fairness

In order to ensure the fairness of the Share Transfer, Chiba Bank has taken the following measures.

(i) Obtaining a share transfer ratio analysis report from an independent third-party appraiser

In order to ensure the fairness of the Share Transfer, Chiba Bank appointed Mitsubishi UFJ Morgan Stanley Securities as a financial advisor and third-party appraiser independent of the Banks as described in Section 3.(1) “Basis and reasons for the details of allotment” above, and obtained a share transfer ratio analysis report in order to use it as a basis for the agreement on the share transfer ratio for the Share Transfer. In addition, Chiba Bank conducted negotiations and discussions with Chiba Kogyo Bank with reference to the analyses and advice of Mitsubishi UFJ Morgan Stanley Securities, its financial advisor and third-party appraiser, and resolved at its board of directors today that Chiba Bank will implement the Share Transfer with the share transfer ratio as described in Section 2. (3) “Details of allotment in the Share Transfer (share transfer ratio)” above.

(ii) Advice from independent law firm

In order to ensure the fairness and adequacy of the decision making of the board of directors, Chiba Bank obtained legal advice on the method and process of its decision making and other procedures relating to the Share Transfer (including legal advice regarding fiduciary duties of directors) from Nagashima Ohno & Tsunematsu as a legal advisor independent of the Banks. Nagashima Ohno & Tsunematsu is not a related party of the Banks and has no material interests requiring disclosure in regard to the Management Consolidation.

Meanwhile, in order to ensure the fairness of the Share Transfer, Chiba Kogyo Bank has taken the following measures.

(i) Obtaining a share transfer ratio analysis report from an independent third-party appraiser

In order to ensure the fairness of the Share Transfer, Chiba Kogyo Bank appointed Mizuho Securities as a financial adviser and third-party appraiser independent of the Banks as described in Section 3.(1) “Basis and reasons for the details of allotment” above, and Mizuho Securities conducted the financial analysis and calculation of the share transfer ratio for the Share Transfer to be used in the negotiations and discussions. Chiba Kogyo Bank conducted negotiations and discussions with Chiba Bank with reference to the analysis and advice of Mizuho Securities, its financial advisor and third-party appraiser, and resolved at its board of directors today that Chiba Kogyo Bank will implement the Share Transfer with the share transfer ratio as described in Section 2.(3) “Details of allotment in the Share Transfer (share transfer ratio)” above.

(ii) Advice from independent law firm

In order to ensure the fairness and adequacy of the decision making of the board of directors, Chiba Kogyo Bank obtained legal advice on the method and process of its decision making and other procedures relating to the Share Transfer (including legal advice regarding fiduciary duties of directors) from Nishimura & Asahi as a legal advisor independent of the Banks.

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(5)	Measures to avoid conflicts of interest

There is no conflict of interest between Chiba Bank and Chiba Kogyo Bank in connection with the Share Transfer, therefore, the Banks have not taken any special measures to avoid potential conflicts of interest.

4.	Overview of the companies involved in the Share Transfer
(1)	Corporate profiles (as of September 30, 2025, except as otherwise noted)
Name	Chiba Bank	Chiba Kogyo Bank
Address	1-2 Chiba-minato, Chuo-ku, Chiba City, Chiba	1-2, Saiwaicho 2-chome, Mihama-ku, Chiba City, Chiba
Name and title of representative	Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO)	Hitoshi Umeda, President (CEO) and Managing Executive Officer
Description of Business	Ordinary banking services	Ordinary banking services
Amount of stated capital	145.0 billion yen	62.1 billion yen
Date of incorporation	March 31, 1943	January 18, 1952
Number of issued shares	805,521,087 shares	62,222,045 shares of common stock 2,287,233 shares of preferred stock (As of October 20, 2025)
Fiscal year end	March 31	March 31
Total assets (consolidated)	20,943.6 billion yen	3,303.7 billion yen
Net assets (consolidated)	1,231.6 billion yen	186.0 billion yen
Deposits (non-consolidated)	16,309.6 billion yen	2,939.5 billion yen
Loan balance (non-consolidated)	13,818.0 billion yen	2,459.6 billion yen
Number of employees (consolidated)	4,458 people	1,345 people
Number of locations (including branch offices) (as of March 31, 2025)	186 domestic offices, 4 overseas branches and 2 overseas representative offices	80 domestic branches and 2 Loan Plazas

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Major shareholders and shareholding ratios	The Master Trust Bank of Japan, Ltd. (Trust account)	14.35%	Chiba Bank	18.97%
	Custody Bank of Japan, Ltd. (Trust account)	5.37%	Mizuho Bank, Ltd.	15.23%
	Nippon Life Insurance Company	3.79%	The Master Trust Bank of Japan, Ltd. (Trust account)	8.47%
	STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.55%	Custody Bank of Japan, Ltd. (Trust account E)	3.30%
	STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.30%	GOLDMAN SACHS INTERNATIONAL (Standing proxy: Goldman Sachs Japan Co., Ltd.)	2.86%
	Sumitomo Life Insurance Company	2.58%	Sakamoto Feeds Co., Ltd.	2.02%
	Meiji Yasuda Life Insurance Company	2.52%	Meiji Yasuda Life Insurance Company	1.89%
	The Dai-ichi Life Insurance Company, Limited	2.04%	Chiba Kogyo Bank Employee Ownership	1.88%
	Sompo Japan Insurance Inc.	1.98%	Yasuo Terada	1.60%
	JP MORGAN CHASE BANK 385781 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.83%	Mizuho Trust Bank	1.48%
Relationship between the parties
	Capital relationship

Chiba Bank holds 11,812,000 shares of Chiba Kogyo Bank (18.97% of the total number of issued shares (excluding treasury shares)).

In addition, Chibagin Securities Co., Ltd., a wholly owned subsidiary of Chiba Bank, holds 22,520 shares of Chiba Kogyo Bank (0.03% of the total number of issued shares (excluding treasury shares)).

	Personnel relationship	None
	Business relationship	None
	Status as related party	None

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(2)	Business results and financial conditions for the past three years (Unit: billions of yen, except as otherwise noted)
	Chiba Bank			Chiba Kogyo Bank
Fiscal year	Ended March, 31 2023	Ended March, 31 2024	Ended March, 31, 2025	Ended March, 31, 2023	Ended March, 31, 2024	Ended March, 31 2025
Net assets (consolidated)	1,061.1	1,181.5	1,145.1	170.7	187.2	174.7
Total assets (consolidated)	19,778.0	21,308.7	21,631.2	3,180.1	3,229.2	3,246.8
Net assets per share (yen) (consolidated)	1,464.45	1,651.46	1,618.89	1,964.23	2,279.01	2,247.32
Ordinary income (consolidated)	278.3	310.7	362.1	51.3	54.5	56.9
Gross business profits (non-consolidated)	155.5	168.2	186.5	31.7	35.8	32.3
Net business income (non-consolidated)	73.0	83.1	94.6	8.1	11.1	7.0
Core net business income (non-consolidated)	93.0	88.9	103.4	10.2	14.9	12.2
Ordinary profit (consolidated)	86.9	90.2	107.5	9.6	10.2	10.6
Profit attributable to owners of parent (consolidated)	60.2	62.4	74.2	6.4	7.4	7.4
Profit per share (yen) (consolidated)	82.52	86.53	104.17	92.07	112.62	116.49
Dividend per share (yen)	28.00	32.00	40.00	Common stock 5.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00	Common stock 10.00 Class 2 Preferred Stock 104.00 2nd Series of Class 6 Preferred Stock 300.00 1st Series of Class 7 Preferred Stock 900.00 2nd Series of Class 7 Preferred Stock 9,000.00

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5.	Overview of the company to be established through the Share Transfer (Joint Holding Company)
(1) Name	Chiba Financial Group, Inc.
(2) Address	1-2 Chiba-minato, Chuo-ku, Chiba City, Chiba
(3) Corporate governance structure	Company with an audit and supervisory committee
(4) Representatives and officers expected to assume office

Regarding the directors at incorporation of the Joint Holding Company, it has been agreed that: (i) the number of directors at incorporation (including directors at incorporation who are also audit and supervisory committee members at incorporation) shall be 10 (including 5 outside directors), with Chiba Bank nominating 8 and Chiba Kogyo Bank nominating 2; and (ii) the number of directors at incorporation who are also audit and supervisory committee members at incorporation shall be 4.

In addition, Chiba Bank will nominate Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO) of Chiba Bank, and Chiba Kogyo Bank will nominate Hitoshi Umeda, President (CEO) and Managing Executive Officer of Chiba Kogyo Bank, respectively, as one of the directors at incorporation nominated by each bank based on the agreement in (i) above, and it has been agreed that Tsutomu Yonemoto, President and Group Chief Executive Officer (CEO) of Chiba Bank, will assume the position of President and Representative Director, and Hitoshi Umeda, President (CEO) and Managing Executive Officer of Chiba Kogyo Bank, will assume the position of Vice President and Representative Director. The names of the other directors at incorporation will be determined when the Share Transfer Plan is prepared based on the above.

(5) Description of business

The Joint Holding Company, as a bank holding company, will engage in the following businesses:

(1) Management and control of banks and companies that may be made subsidiaries under the Banking Act;

(2) All businesses incidental or related to the business listed in the preceding item; and

(3) In addition to the businesses listed in the preceding two items, any business that a bank holding company may conduct under the Banking Act.

(6) Capital	150 billion yen
(7) Fiscal year end	March 31
(8) Net assets (consolidated)	To be determined
(9) Total assets (consolidated)	To be determined
(10) Stock exchange	Tokyo Stock Exchange, Prime Market
(11) Accounting auditor	Ernst & Young ShinNihon LLC
(12) Administrator of shareholder registry	Mizuho Trust Bank

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6.	Overview of accounting treatment of the Share Transfer

It is expected that the purchase method will be applied as the accounting treatment of the Share Transfer since it falls under “purchase” stipulated in the Accounting Standard for Business Combination. The amount of goodwill (or negative goodwill) in connection with the Share Transfer has not been determined at the present stage.

7.	Future outlook

The business results forecast for the Joint Holding Company and other matters related to the Share Transfer are to be formulated in the future and will be announced as soon as they are finalized.

8.	Others
(1)	Publication of Chiba Bank’s “Formulation of the 16th Mid-Term Plan” dated today

Chiba Bank published “Formulation of the 16th Mid-Term Plan” today, formulating a mid-term plan covering the three-year period from the fiscal year ending March 2027 to the fiscal year ending March 2029. For details, please refer to the content of the announcement.

(2) Publication of Chiba Bank’s “Announcement regarding acquisition of own shares (Under the provisions of its Articles of Incorporation pursuant to Paragraph 2, Article 165 of the Companies Act of Japan)” dated today

As stated in the “Announcement regarding acquisition of own shares (Under the provisions of its Articles of Incorporation pursuant to Paragraph 2, Article 165 of the Companies Act of Japan)” published by Chiba Bank today, the Board of Directors of Chiba Bank has resolved on matters concerning the acquisition of own shares (Class of stock to be acquired: Common stock; Total number of shares to be acquired: 10,000,000 shares (upper limit); Total amount of share acquisition cost: 15 billion yen (upper limit); Acquisition Period: April 1, 2026 - June 30, 2026). For details, please refer to the content of the relevant publication.

(3) Publication of Chiba Kogyo Bank’s “Notice Concerning Repurchase of Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares” dated today

As stated in the “Notice Concerning Repurchase of Class II Preferred Shares, the 2nd Series of Class VI Preferred Shares, and the 2nd Series of Class VII Preferred Shares” published by Chiba Kogyo Bank today, the Board of Directors of Chiba Kogyo Bank has resolved on matters concerning the repurchase of the Class 2 Preferred Stock, the 2nd Series of Class 6 Preferred Stock, and the 2nd Series of Class 7 Preferred Stock. For details, please refer to the content of the relevant publication.

(4)	Conditions precedent to the implementation of the Share Transfer

The implementation of the Share Transfer is subject to the approval of the general meeting of shareholders of the Banks for the Share Transfer Plan and other matters necessary for the Share Transfer being obtained, the approval of the general meeting of class shareholders by common shareholders of Chiba Kogyo Bank for the Share Transfer Plan and other matters necessary for the Share Transfer being obtained, regulatory approvals required for the Share Transfer being obtained, and the non-cancellation of the Share Transfer in accordance with the Share Transfer Plan.

In the event the Share Transfer is implemented, shares of the Joint Holding Company will be issued to the shareholders of the Banks. In accordance with the U.S. Securities Act of 1933, it is planned that the Banks will file a Form F-4 registration statement with the SEC regarding the Management Consolidation. In particular, U.S. shareholders of the Banks should refer to the details provided at the end of this press release.

End

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Contact details for inquiries regarding this matter

Chiba Bank

Corporate Planning Division Ph: +81-43-245-1111

Chiba Kogyo Bank

Management Planning Division Ph: +81-43-243-2111

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Regarding the U.S. Securities Act

If the Management Consolidation is executed, the Banks plan to file a Form F-4 registration statement with the SEC in connection with the Management Consolidation. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of the Banks before the date of the shareholders meetings at which the Management Consolidation will be voted upon. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Banks, the Management Consolidation, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Management Consolidation before exercising voting rights in relation to the Management Consolidation at the relevant bank’s shareholders meeting. All documents filed with the SEC in connection with the Management Consolidation will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated on the preceding page.

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a Management Consolidation between the Banks and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Banks’ actual respective business performances to differ materially from the forward-looking statements contained herein.

The Banks do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Banks (or the post-management consolidation group) in public announcements in Japan and SEC filings.

Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

- Failure to obtain the necessary shareholder meeting approval for the Management Consolidation

- Failure to obtain the necessary permits and approvals for the Management Consolidation, or failure to fulfill other terms and conditions for the execution of the Management Consolidation

- Impact of changes in laws, accounting standards, or the business environment applicable to the Banks

- Challenges in implementing the business strategies of the Banks

- Impact of changes in general economic or industry conditions, including financial market instability

- Other risks related to the execution of the Management Consolidation

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Definitive Agreement regarding Management Consolidation Between The Chiba Bank, Ltd. and The Chiba Kogyo Bank, Ltd. March 25, 2026 Chiba Financial Group, Inc. Chiba Bank Chiba Kogyo Bank

Table of contents 1. Overview of Holding Company 2 2. Organization and Operating Structure of Chiba Financial Group 3 3. Management Consolidation Scheme and Upcoming Schedule 4 4. Purpose and Vision of Management Consolidation 5 5. Management Strategy of New Financial Group 6 6. For Customers: Connection with Customers × Provision of Value 7 7. For Region: Regional Revitalization, Contributions to the Region 8 8. For Employees: Advancement of Human Capital Management, Enhancement of Engagement 9 9. Expected Impact of Synergy Measures 10 10. Achievement of a Cycle of Value Enhancement for Stakeholders 11

Overview of Holding Company Chiba Financial Group, Inc. Address of head office 1-2, Chiba-minato, Chuo-ku, Chiba City, Chiba Representatives and directors (prospective) Representative Director and President: Tsutomu Yonemoto (Present Director, President, and Group Chief Executive Officer (CEO) of Chiba Bank) Representative Director and Vice President: Hitoshi Umeda (Present Director, President (CEO), and Managing Executive Officer of Chiba Kogyo Bank) The number of directors at incorporation shall be ten (including representative directors), five of whom are outside directors Corporate governance structure Company with an audit and supervisory committee Capital 150 billion yen Date of incorporation April 1, 2027 (Expected) Fiscal year end March 31 Stock exchange Tokyo Stock Exchange, Prime Market (Expected)

Organization and Operating Structure of Chiba Financial Group Management Structure of Chiba Financial Group Chiba Financial Group Holding Company General Meeting of Shareholders Audit and Supervisory Committee Board of Directors Nomination, Remuneration and Corporate Advisory Committee Audit and Supervisory Committee Office Consolidation Promotion Committee Board of Designated Directors Sustainability Committee Digital Committee ALM Committee Risk Management Committee Compliance Committee Audit and Inspection Division General Secretariat Corporate Planning Division Sustainability Strategy Division Human Resources Strategy Division Digital Strategy Division Operation and System Management Division Compliance and Risk Management Division Subsidiaries Chiba Bank Chiba Kogyo Bank Chiba Bank Group Companies Chiba Kogyo Bank Group Companies Functions of the Holding Company Key Points of Role Allocation with Subsidiary Banks Streamlining through sharing management resources and overall optimization Strategic deployment and advanced development of human resources Efficient investment allocation and expenditures (Expansion of DX and AI investments and marketing enhancement) Consolidation of second- and third-line operations, as well as clerical work and system operations (Risk management enhancement, including AML and cybersecurity measures, and strengthening of resilience) Creation of new businesses Promotion of sustainability management Provide the customers and the community with a better customer experience Enhancement of products and services offered Expansion of in-person, remote, and digital channels

Management Consolidation Scheme and Upcoming Schedule Prior to the Management Consolidation Shareholders Chiba Bank Shareholders Chiba Kogyo Bank After the Management Consolidation Shareholders Chiba Financial Group Share transfer Chiba Bank Share transfer Chiba Kogyo Bank The Management Consolidation will be carried out through a joint share transfer method. In order to ensure the fairness in calculating the share transfer ratio, each of the Banks requested a third-party appraiser that is independent of the Banks (Chiba Bank: Mitsubishi UFJ Morgan Stanley Securities; Chiba Kogyo Bank: Mizuho Securities) to analyze the share transfer ratio. The Banks carefully negotiated and discussed the share transfer ratio, comprehensively taking into account factors such as the financial conditions, asset conditions, and future prospects of the Banks, based on the result of analysis by its third-party appraiser. As a result, the Banks determined and agreed on the share transfer. Schedule Event March 25, 2026 (Date of this announcement) Execution of the definitive agreement regarding the Management Consolidation September 30, 2026 (Expected) Preparation of a share transfer plan December 23, 2026 (Expected) Holding of the Banks' respective extraordinary general meetings of shareholders * Record date: September 30, 2026 March 30, 2027 (Expected) Delisting of the Banks' respective shares from the Tokyo Stock Exchange April 1, 2027 (Expected) Incorporation of the Holding Company (the Effective Date) and listing of its shares Share Transfer Method Joint share transfer, under which the Banks will become wholly-owned subsidiaries of the Joint Holding Company to be incorporated following the share transfer and the Joint Holding Company will become the wholly-owning parent company of the Banks Share Transfer Ratio 1?1 One share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of Chiba Bank, and one share of common stock of the Joint Holding Company will be allocated and delivered for each share of common stock of Chiba Kogyo Bank.

Purpose and Vision of Management Consolidation Purpose To create a local community better suited to bringing each person's hope to life CHIBA BANK Purpose Create a thousand happinesses by always being there for customers and community. Today, and for every tomorrow. Chiba Kogyo Bank Strengthening of Regional Financial Capabilities through Two Brands of "Trust and Respect" While trusting and respecting the values and relationships with stakeholders that each of the Banks has established, the Banks intend to strengthen their regional financial capabilities together by enhancing their roles in the region Background of Management Consolidation The needs of the regional community and the challenges that need to be addressed are becoming increasingly diverse and complex Competition in the financial sector will intensify with the arrival of a "world with positive interest rates" It is becoming increasingly vital to strengthen resilience, including measures against financial crimes and cybersecurity, and preparations for post-quantum cryptography Purpose of Management Consolidation Strengthen regional financial capabilities to contribute to regional revitalization and sustainable growth Provide the customers and the community with a better customer experience Enhance products and services while building comprehensive in-person, remote, and digital channels Streamlining through sharing management resources and overall optimization Consolidation and enhancement of various domains including personnel/investments/expense, administration/systems, and risk management

Management Management Strategy of New Financial Group Realization of Sustainable Regional Community Three Pillars for Strengthening Regional Financial Functions Enhancing DX/AI Utilization Providing enhanced services by system integration Making personalized and tailored proposals utilizing data and AI Enhancing regional productivity through DX and AI consulting Strengthening Value Creation Capabilities Revitalizing the regional economy by deeply connecting regional customers and businesses through financial services Continually creating convenient and user-friendly services that exceed expectations Advancing Human Capital Management Enhancing personnel quality through the reinforcement of investment in personnel development by the entire group Maximizing the value provided to customers through optimization of personnel portfolio Expanding highly specialized personnel by consolidating headquarters functions Two Foundations Supporting Strengthening of Regional Financial Functions Utilization of business foundation under two brands Further deepening of the relationships with customers that the Banks have cultivated Increasing contact points with customers through utilization of the Banks' networks and channels Expanding product lineups and solution offerings by combining the Banks' expertise Establishment of a shared foundation through the Consolidation of operations Cost reduction through the thorough consolidation of administrative and operative functions to enhance the productivity as a group Increasing contact points with customers by reallocating personnel resources to frontline positions Strengthening resilience through sharing of specialized expertise

For Customers: Connection with Customers × Provision of Value Connection with Customers through Two Brands Maximization of Providing Value through Three Pillars CHIBA BANK Chiba Kogyo Bank Combination of Two Brands Market Share in Chiba Prefecture Deposits 34% Loans 52% Number of Locations and Number of Visiting Customers 274 locations 17 thousand people/day App Number of registrants 1.6 million people Number of users per day 250 thousand people/day Market Share in Chiba Prefecture: (Source) Financial Journal "Financial Map 2025 Edition" (as of the end of March 2025) Number of Locations: As of the end of March 2025 Number of App Registrants: As of the end of February 2026 Number of Visiting Customers and App Users per Day: Average for February 2026 DX/AI Utilization Expansion of digital and remote channels for the entire group makes services more convenient. Advancement of marketing enables customers to receive various proposals in a timely and appropriate manner. Strengthening of Value Creation Capabilities Customers can widely access convenient and user-friendly financial services closely associated with their daily lives. Life becomes more enriched through the creation of new services that are not limited to financial services. Advancing of Human Capital Management With enhanced staff skills and optimal staff deployment, customers can receive proposals that meet their needs better than ever before. Through the expansion of highly specialized professionals, customers can receive high-level solutions. Diverse and Enriched Points of Contact Creating the Best Customer Experience Providing Greater Value

For Region: Regional Revitalization, Contributions to the Region Sustainable Economic Growth of the Region Decline in Local Vitality Aging of social infrastructure Progression of the declining birthrate and aging population Worsening environmental issue Decline in the Labor Force Lack of Business Successors Resolution of Regional Issues DX Enhancement of convenience through App utilization. Support for the operational efficiency and sales growth through the promotion of cashless payments. Promotion of digital transformation of local governments. GX Supply of renewable energy. Support for solving social and environmental issues through financial supply. WX Support for business continuity and growth through management succession advisory services and other measures. Support for addressing labor shortages through talent matching. CHIBA BANK Chiba Kogyo Bank

For Employees: Advancement of Human Capital Management, Enhancement of Engagement CHIBA BANK Chiba Kogyo Bank Gradually strengthening group-wide human capital management while continuing the unique HR strategies of the Banks. Phase 1 Harmonization and Collaboration Phase 2 Growth and Evolution Phase 3 Value Creation Initiation of Personnel Exchange and Collaboration. Mutual understanding of values and corporate culture. Building a larger, stronger, and more flexible organization. Full-scale collaboration in training and operations. Group-wide investment in human capital. Skill enhancement for each employee across the group. Expansion of career options and opportunities for active engagement. Providing values to the region through improvement in the quality of human capital and enhancement of expertise and productivity. Retention of employees and resolution of labor shortages. Increase in compensation in line with improving engagement and providing value.

Expected Impact of Synergy Measures

Creating annual synergy of ¥4-6 billion in two years and ¥12-16 billion in five years after the Management Consolidation on a net business income basis

Major Synergy Measures

Top-line Synergy Measures

- Collaboration on large-scale development projects within Chiba prefecture.
- Expansion of loan balances through joint activities in highly specialized areas such as structured finance.
- Joint initiatives in new business areas.
- Enhancement of non-financial revenue through joint product development and the sharing of expertise.

Cost Synergy Measures

- Reallocation of personnel to growth areas through the streamlining of head office operations.
- Reduction in costs through the expansion of joint operations and joint procurement.

Management Indicators Targeted for FY2028	Level
Consolidated ROE (Net asset basis)	Approx. 11%
Consolidated Net Income	¥140 billion or more
Consolidated CET1 ratio*	10.5–11.5%
Consolidated OHR	Approx. 40%

*Fully implemented Basel III basis (excluding valuation difference on available-for-sale securities)

+System Integration Effect (Total of 2 cycles over 16 years)

Targeted Synergy Impact + ¥90 billion

Currently considering the integration of core banking systems
The details to be determined by the effective date of the Management Consolidation

FY2028
Synergy Impact
¥4-6 billion

FY2031
Synergy Impact
¥12-16 billion

・Top-line Synergy
・Cost Synergy

Establishment of a unified base through business consolidation

Utilization of operating base under two brands

* The medium-term management plan of Chiba Financial Group is scheduled to be announced in April 2027, and the details of the above contents will be disclosed within that plan.

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Achievement of a Cycle of Value Enhancement for Stakeholders Customer Creation of Diverse Customer Experiences that Exceed Expectations Provision of diverse products and services through the mutual usage of knowledge of both groups Optimization of "real, remote and digital" channels through mutual use of branches and ATMs, and transformation of customer experience through highly convenient digital services Increase in face-to-face customer touchpoints through back-office efficiency improvements and strengthened sales capabilities Provision of added value by enhancing financial intermediation function through expansion of capital resources Region Sustainable Solutions to Support Regional Development Realization of the resolution of regional issues through support for DX, GX, and WX Maintenance and expansion of regional employment by "Attracting Growing Companies" and by "Strengthening Business Succession and M&A" Acceleration of a local cycle through the joint development of cashless business by the Banks Enhancement of the attractiveness of the region through the regional promotion of sports, culture, and arts by the Banks Chiba Financial Group CHIBA BANK x Chiba Kogyo Bank Employee Achievement of Employee Satisfaction and Diverse Career Growth Enhancement of the engagement through sustained improvements in compensation and expanded employee benefits Support for self-fulfillment through career development support and the provision of a variety of options, etc Creation of a secure working environment through a stronger presence in the region Active utilization of AI and achievement of the best customer experience and expansion of human resources through significant improvement of productivity Shareholders Realization of Enhancement of Corporate Value and Shareholder Returns that Continuously Meets Expectations Enhancement of sustainable corporate value through strengthened profitability and cost improvement via synergies Realization of stock price rise and stable shareholder returns through improvements in ROE and EPS

Appendix

Significance and Advantages of Two Brands Management Consolidation through two brands to maximize the advantages and minimize the disadvantages Advantages of the Management Consolidation Economies of scale Expanding revenue opportunities Reducing redundant tasks Sharing know-how and human resources Establishing a unified base through business consolidation To maximize the advantages, administrative and operational tasks will be thoroughly consolidated. The resulting resources will be redirected toward creating value for the customers. Disadvantages of the Management Consolidation Burden of consolidation work Customer concerns Increasing complexity of decision-making Employee concerns Utilization of operating base under two brands To address concerns of the Management Consolidation, the Banks will continue operating under their respective brands, which they have cultivated over time. Additionally, combining the strengths of the Banks will provide customers with the best customer experience. Effect of maintaining the branch network Qualitative aspect Deepening customer relationships by maintaining and enhancing convenience Securing deposits and loans through deepening customer relationships Quantitative aspect Lost profits Branch consolidation effect The lost profits due to the outflow of deposits and loans resulting from branch consolidation will exceed the cost savings achieved through consolidation (On an all-branch basis, the lost profits will be approximately twice the consolidation effect.).

Details of Synergy Initiatives

Plans to achieve ¥8-11 billion in revenue synergies, and ¥4-5 billion in cost synergies in five years

Revenue synergies | **In two years: ¥2-3 billion** | **In five years: ¥8-11 billion**

<Financial initiatives>

- Collaboration on large-scale development projects within Chiba prefecture.
- Expanding business through mutual customer referrals and joint customer support by the Banks.
- Joint activities in highly specialized areas such as structured finance.

<Non-financial initiatives>

- Joint initiatives in new business areas.
- Enhancement of non-financial revenue through joint product development and the sharing of expertise.

Cost synergies | **In two years: ¥2-3 billion** | **In five years: ¥4-5 billion**

- Reallocation of personnel to growth areas and sectors through the streamlining of head office operations.
- Reduction in costs through the expansion of joint operations and joint procurement.
- Operational efficiency and labor savings by sharing of expertise (DX, AI, etc.).

Synergy trends by fiscal year



(Unit: billion yen)
Targeted system integration effects
Approximately +90 billion yen cumulatively
Reassignment to growth areas for up to approximately 100 individuals
Personnel reassigned to growth areas through headquarters operational streamlining are projected to reach a cumulative total of approximately 50 individuals by the 5th year.
6
4
16
12
1st year
2nd year
3rd year
4th year
5th year
Total synergy (maximum)
Total synergy
System integration effects

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Initiatives for Harmonization and Collaboration Following the Definitive Agreement, the Banks will commence initiatives related to harmonization and collaboration, as the Banks will unite as one organization after the Management Consolidation. Management Management, including the presidents of the Banks, will convey strong messages about contributions to the customers and the community as well as the harmonization of the Banks, through the Management Consolidation. Consolidation Leaders (tentative name) The Consolidation Leaders (tentative name), who will be appointed at each of the Banks, will serve as liaisons between staff and management to drive the Management Consolidation process forward. Employees Employees of the Banks will proactively propose initiatives for harmonization and collaboration between the Banks, taking into account the specific circumstances at their respective workplaces. Various initiatives to consider Joint briefing sessions for division and branch managers Forum and other interaction events Joint hosting of regional events Idea pitch contests